

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2025

Luis Carlos Ung
Chief Executive Officer
Alphega Innovations Corporation
30 N Gould St., Ste R
Sheridan, WY 82801

> **Re: Alphega Innovations Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 29, 2025**
> **File No. 333-286526**

Dear Luis Carlos Ung:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 31, 2025 letter.

Amendment No. 3 to Form S-1

Exhibits

1.   We note your response to prior comment 3 and reiterate the comment. TAAD LLP should revise its consent to indicate their report is dated July 16, 2025, not April 14, 2025.

Please contact Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Kathleen Krebs at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeff Turner, Esq.